THE UNITS SUBSCRIBED FOR BY THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS, AND TRANSFER OF THE UNITS IS RESTRICTED BY THE TERMS OF THE SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF HOPSTER'S LLC AND BY APPLICABLE LAW.


HOPSTER'S LLC
SUBSCRIPTION AGREEMENT


TO: HOPSTER'S LLC
292 Centre Street
Newton, MA 02458

Ladies and Gentlemen:

1. Subscription. The undersigned (the "Subscriber") hereby irrevocably subscribes for and agrees to purchase for cash such number of Series A-4 Preferred Units (the "Units") of Hopster's LLC, a limited liability company organized under the laws of the Commonwealth of Massachusetts (the "Company"), at a purchase price of $500 per Unit (the "Purchase Price"), upon the terms and conditions set forth in this Agreement (this "Agreement") and the Company hereby irrevocably agrees to sell such Units to Subscriber.

By executing this Agreement, Subscriber acknowledges that Subscriber has received the Second Amended and Restated Limited Liability Company Operating Agreement of the Company which will become effective immediately prior to the Initial Closing (as defined below), in the form attached hereto as Exhibit A (the "Operating Agreement") and any other information requested by Subscriber for Subscriber to make an investment decision. The purchase of the Units involves significant risks, as more fully set forth in the "Risk Factors" described on Exhibit B.

2. Offering. The Subscriber hereby acknowledges that:

(a) This offering (this "Offering") is being made to potential subscribers who are "unaccredited" and "accredited investors" as that term is defined in Regulation CF promulgated under the Securities Act, as amended (the "Securities Act").

(b) The Units are being offered on behalf of the Company by its officers. No officer of the Company will be paid any commission nor will they receive any direct or indirect remuneration in connection with this Offering.

(c) The aggregate number of all of the Units to be issued by Company pursuant to this Offering shall not exceed an aggregate purchase price of approximately $2,000,000 unless the Members of the Company otherwise approve.

(d) The initial purchase and sale of the Units pursuant to this Offering shall take place remotely via the exchange of documents and signatures on [EFFECTIVE DATE] , (the "Effective Date").

(e) The Offering may be consummated in one or more closings within the 30-day period following the Initial Closing in accordance with the terms and conditions hereof. In the event there is more than one closing, the term "Closing" shall apply to each such closing unless otherwise specified.

(f)   All Units issued by the Company pursuant to this Offering shall be at the same price per Unit, and otherwise on the same terms and conditions, as those set forth in this Agreement.

3.   Purchase Procedures. At or prior to the applicable Closing, (a) the Subscriber shall deliver to the Company by (i) wire transfer of immediately available funds, (ii) a check made payable to the Company, (iii) cancellation or conversion of indebtedness of the Company to Subscriber, or (iv) by any combination of such methods the Purchase Price for the purchase of the Units, along with a signed copy of this Agreement and counterpart signature page to the Operating Agreement, and (b) the Company shall provide countersigned copies of the Agreement and the counterpart signature page to the Operating Agreement to Subscriber.

4.   The Business of the Company. The Subscriber hereby acknowledges that the Company is a limited liability company organized under the laws of the Commonwealth of Massachusetts. The Company operates several locations that provide a craft brewery experience, combining a brew-your-own-beer experience, bar, and restaurant all in one.

5.   Use of Proceeds. The Subscriber hereby acknowledges that the proceeds from this Offering are expected to be applied to the expansion of two additional Hopster's locations in Stamford Connecticut and Philadelphia Pennsylvania and for general corporate purposes, including working capital requirements and operating expenses.

6.   Risk Factors. The Subscriber understands that an investment in the Company is highly speculative and involves substantial risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Units, including, without limitation, the risk factors described on Exhibit B (the "Risk Factors").

7.   Representations and Warranties of the Company. By executing this Agreement, the Company makes the following representations and warranties to the Subscriber as of the date hereof, with the intent and understanding that the Subscriber will rely thereon:

(a)   Organization. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has all requisite limited liability company power and authority to own and lease its properties, to carry on its business as presently conducted and as presently proposed to be conducted and to carry out the transactions contemplated hereby.

(b)   Authorization; Issuance. The execution, delivery and performance by the Company of this Agreement have been duly authorized (or will be duly authorized prior to the issuance of the Units, as applicable) by all requisite limited liability company action by the Company; and this Agreement has been executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms except: (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and (ii) general principles of equity that restrict the availability of equitable remedies. The issuance, sale and delivery of the Units have been duly authorized (or will be duly authorized prior to the issuance of the Units, as applicable) by all requisite limited liability company action of the Company. The Units, when issued in accordance with the terms of this Agreement and the Operating Agreement will be validly issued, fully paid and non-assessable units of membership interest of the Company and free from restrictions on transfer other than restrictions on transfer under the Operating Agreement and applicable federal and state securities laws. Assuming the accuracy of the representations of the Subscriber contained in Section 8 hereof, and subject to any required filings with the Securities and

Exchange Commission ("SEC") or state securities administrators, the Units will be issued in compliance with all applicable federal and state securities laws.

(c)   Capitalization of the Company. Immediately following the effectiveness of the Operating Agreement, the Company is authorized to issue five separate and distinct classes of units: (i) common units, 5,000 of which are issued and outstanding as of immediately prior to the Initial Closing; (ii) series A-1 preferred units, of which 1,550 are issued and outstanding as of immediately prior to the Initial Closing; (iii) series A-2 preferred units, of which 2,622 are issued and outstanding as of immediately prior to the Initial Closing; (iv) series A-3 preferred units, none of which are issued and outstanding as of immediately prior to the Initial Closing; and (v) series A-4 preferred units, none of which are issued and outstanding as of immediately prior to the Initial Closing.

(d)   No Conflicts. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby will not breach, conflict with, or result in any violation of or default (with or without notice or lapse of time or both) under, (i) any material agreement, instrument or obligation or other arrangement to which the Company is a party or by which the Company or any of its properties or assets may be bound, (ii) any provision of the Company's Certificate of Organization or Operating Agreement, or (iii) any legal requirement applicable to the Company. Subject to applicable federal and state securities laws, no consent or authorization of any governmental authority or any other person or entity is required to be obtained or made by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Agreement, the authorization and issuance of the Units, or the consummation by the Company of the transactions contemplated hereby and thereby.

(e)   No Finders. No agent, broker, investment banker, person, entity or firm acting on behalf of the Company or any member, manager or officer of the Company or under the authority of the Company is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with any of the transactions contemplated hereby.

8.   Representations and Warranties of the Subscriber. By executing this Agreement, the Subscriber makes the following representations, declarations, warranties and covenants to the Company as of the date hereof, with the intent and understanding that the Company will rely thereon:

(a)   The Subscriber acknowledges that he has based his decision to invest on the information contained in this Agreement and the Operating Agreement, and has not been furnished with any other offering literature or prospectus.

(b)   The Subscriber acknowledges that Subscriber has read, understood and is familiar with the Risk Factors contained herein, is familiar with the nature of risks attending investments of this type, has determined that a purchase of the Units is consistent with Subscriber's investment objectives and reasonable in relation to the Subscriber's net worth and financial needs.

(c)   The Subscriber specifically acknowledges that he obtained the advice of his tax advisor to the extent the Subscriber deems necessary and to his satisfaction regarding the tax implications of an investment in the Units.

(d)   The Subscriber represents and warrants that he is acquiring the Units for his own account as principal for investment and not with a view to resale or distribution and that the Subscriber will not sell or otherwise transfer the Units except in accordance with applicable securities laws.

(e)   The Subscriber has the requisite knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company, and has determined that such an investment is a suitable investment.

(f)   The Subscriber represents and warrants that he is able to bear the economic risk of losing his entire investment in the Units.

(g)   The Subscriber represents and warrants that (i) he has adequate means of providing for his current needs and contingencies, (ii) he has no need for liquidity in his investment in the Units, (iii) he maintains his principal place of business at the address shown on the signature page hereto, (iv) all of his investments in and commitments to non-liquid investments are, and after his purchase of the Units will be, reasonable in relation to his net worth and current needs, and (v) the financial information provided by him accurately reflects his financial condition, with respect to which he does not anticipate any material adverse changes.

(h)   The Subscriber understands that the Units have not been registered under the Securities Act, or the securities laws of any state and, as the result thereof, are subject to substantial restrictions on transfer.

(i)   The Subscriber has been advised and is aware that there is no public market for the Units, nor is one expected to develop in the near future. The Subscriber agrees and understands that he will not sell or otherwise transfer any Units or any interest therein except in compliance with the applicable provisions of the Operating Agreement and, if requested by the Company, the Subscriber provides the Company with an opinion of counsel which is satisfactory to the Company (both as to the issuer of the opinion and the form and substance thereof) in the exercise of its reasonable discretion that the Units may be transferred in reliance on an applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws.

(j)   The Subscriber acknowledges that all material documents, records and books pertaining to this investment have, on his oral or written request, been made available to the Subscriber and to his advisors.

(k)   The Subscriber acknowledges that the Company has made available to the Subscriber the opportunity to ask questions of, and receive answers from, the Company concerning the purchase of the Units and to obtain any additional information, to the extent that the Company possesses such information, or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information given to the Subscriber or otherwise to make an informed investment decision.

(l)   The Subscriber understands that the Units are being offered and sold in reliance on specific exemptions from the registration requirements of federal and certain state securities laws and that the Company and controlling persons thereof are relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings set forth herein in order to determine the applicability of such exemptions and the suitability of the Subscriber to acquire the Units.

(m)   The Subscriber could be an "unaccredited" or "accredited investor" as that term is defined in Regulation CF of the Securities Act.

(n)   The Subscriber represents and warrants that: (i) neither the Subscriber nor, to the extent it has them, any of its shareholders, members, managers, general or limited partners, directors, affiliates or executive officers (collectively with the Subscriber, the "Subscriber Covered Persons"), are subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a "Disqualification Event"), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3); (ii) the Subscriber has exercised reasonable care to determine whether any Subscriber Covered Person is subject to a Disqualification Event; and (iii) the purchase of the Units by the Subscriber will not subject the Company to any Disqualification Event.

The Subscriber understands the meaning and legal consequences of the foregoing representations, declarations, warranties and covenants, which are made for the purpose of qualifying such Subscriber as a suitable subscriber. The Subscriber certifies that each of the representations, declarations, warranties and covenants set forth in this Section 8 is true and correct as of the date hereof and shall survive such date. The Subscriber understands that a false representation may constitute a violation of law and any person who suffers damage as a result of a false representation may have a claim against the Subscriber for damages. The Subscriber understands that the Company has the right to request additional information or corroboration.

9. **Accredited Subscriber and Suitability Information.** Together with this Agreement, if the investor is an "accredited investor" the Subscriber shall prove their accredited status as defined.

10. **Indemnification.** The Subscriber acknowledges and understands the meaning of the representations made by it in this Agreement and hereby agrees to indemnify and hold harmless the Company and all persons deemed to be in control of the Company from and against any and all loss, costs, expenses, damages, and liabilities (including, without limitation, court costs and attorneys' fees) arising out of or due to a material breach by the Subscriber of any such representations. All representations shall survive the delivery of this Agreement and the purchase by the Subscriber of the Units. The Company hereby agrees to indemnify and hold harmless the Subscriber from and against any and all loss, costs, expenses, damages, and liabilities (including, without limitation, court costs and attorneys' fees) arising out of or due to a material breach by the Company of any representations and warranties set forth in this Agreement. All representations and warranties shall survive the acceptance of this Agreement by the Company and the purchase by the Subscriber of the Units.

11. **Confidentiality.** The Subscriber agrees that all information contained in this Agreement and all other proprietary information that the Subscriber has received or will receive from or as a security holder of the Company will be held by the Subscriber in the strictest confidence. Such information will not be used by the Subscriber for any purpose other than as a security holder in the Company and will not be disclosed to any other person by the Subscriber. The foregoing obligations shall not apply to any information that Subscriber demonstrates (a) is or becomes generally known to the public without breach by Subscriber of any obligation owed to the Company, (b) was known to the Subscriber on a nonconfidential basis prior to its disclosure by the Company without breach by Subscriber of any obligation owed to the Company, or (c) is received from a third party without breach of any obligation owed to the Company by such third party. Moreover, Subscriber may disclose any information if Subscriber is compelled by law or governmental authorities to do so.

12. **Notices.** Notice, requests, demands and other communications relating to this Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the seventh day after the posting thereof; (c) sent by a nationally recognized overnight courier, on the next business day after deposit thereof, or (d) faxed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: with a required copy to:

Hopster's LLC   Morgan, Lewis & Bockius LLP
292 Centre Street   One Federal Street
Newton, MA 02458   Boston, MA 02110
Attention: Chief Executive Officer   Attention: Gitte Blanchet, Esq.

If to Subscriber, to Subscriber's address as shown on the signature page hereto.

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

13. <u>Governing Law; Jurisdiction</u>. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to its conflicts of law principles.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE COMMONWEALTH OF MASSACHUSETTS AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 12 OF THIS AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

14. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and, together with the Operating Agreement, contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Agreement may be executed by pdf, facsimile and/or electronic signature and in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the units of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Units shall be immediately subject to this Agreement, to the same extent that the Units, immediately prior thereto, shall have been covered by this Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(m) The applicable representations, declarations, warranties and covenants of the Company and the Subscriber contained herein shall survive the execution and delivery of this Agreement and the purchase by the Subscriber of the Units.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

Number of Shares: [UNITS]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Hopsters, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

Investor Signature

By: _____

By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

EXHIBIT A

Operating Agreement

[See Attached]

Hopster's LLC

Second Amended and Restated Limited Liability Company Operating Agreement

Entered into as of September 2018

THE LIMITED LIABILITY COMPANY INTERESTS ("INTERESTS") REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAWS OF ANY STATE OR OF ANY OTHER JURISDICTION. THE INTERESTS MUST BE ACQUIRED FOR INVESTMENT PURPOSES ONLY, AND NEITHER THE INTERESTS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT OF 1933, AS AMENDED AND ANY OTHER APPLICABLE SECURITIES LAWS PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION THEREFROM OR OTHERWISE AND (II) THE TERMS AND CONDITIONS OF THIS AGREEMENT. THE INTERESTS SHALL NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH THOSE LAWS AND THIS AGREEMENT.

TABLE OF CONTENTS

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TABLE OF CONTENTS
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DB1/ 99172581.4

SECOND AMENDED AND RESTATED LIMITED LIABILITY
COMPANY OPERATING AGREEMENT
OF
HOPSTER'S LLC

THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Agreement") of Hopster's LLC, a Massachusetts limited liability company (the "Company"), is made and entered into as of September, 2018 (the "Effective Date"), by and among the members identified on the signature pages hereto.

RECITALS

WHEREAS, the Company was formed on April 5, 2013 by the filing of a Certificate of Organization with the office of the Secretary of the Commonwealth of Massachusetts pursuant to the relevant provisions of the Act;

WHEREAS, the affairs of the Company are governed by that certain Amended and Restated Limited Liability Company Operating Agreement dated December 21, 2016, as amended (the "Prior Agreement"), which amended and restated the Company's prior limited liability company operating agreement dated October 28, 2016;

WHEREAS, the Company filed an election on IRS Form 8832 to change the Company's federal income tax classification from a partnership within the meaning of Section 761(a) of the Code to an association taxable as a corporation under subchapter C of the Code (a "C Corporation") effective as of January 1, 2017; and

WHEREAS, the Members desire to amend and restate the Prior Agreement by entering into this Agreement, which sets forth, among other things, certain agreements among the Members relating to the governance of the Company and granting certain rights and imposing certain restrictions on themselves and the Units now or at any time held by the Members or issuable to the Members or other persons.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members, intending to be legally bound hereby agree as follows:

ARTICLE 1
THE COMPANY

1.1   Formation. The Company was formed by the agreement of the initial Member as a limited liability company under and pursuant to the provisions of the Limited Liability Company Act of the Commonwealth of Massachusetts, as amended from time to time (the "Act"). The fact that the Certificate of Organization of the Company (the "Certificate") is on file in the office of the Secretary of the Commonwealth of Massachusetts constitutes notice that the Company is a limited liability company. The rights and liabilities of the Members shall be as provided under the Act, the Certificate and this Agreement.

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1.2   Name.   The name of the Company is "Hopster's LLC".   The business of the Company shall be conducted under that name or under such other name as may from time to time be selected by the Company.

1.3   Purpose.   The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company, engaging in any lawful act or activity for which limited liability companies may be formed under the Act.

1.4   Location.   The principal place of business of the Company shall be located at such address as the Board may determine from time to time.   The Company may establish other places of business when and where required by or advisable to the Company's business.

1.5   Registered Office and Registered Agent.   The registered office of the Company required to be maintained in the Commonwealth of Massachusetts is as provided in the Certificate or such other registered office (which shall not be a place of business of the Company) as the Board may designate from time to time in the manner provided by law.

1.6   Term.   The Company will have perpetual existence unless dissolved in accordance with the terms of this Agreement.

1.7   Definitions.   In addition to the terms defined elsewhere in this Agreement, the following terms used in this Agreement have the meanings specified below.   Unless the context otherwise requires, capitalized terms used but not defined in this Agreement have the meanings given to them in the Act.

(a)   "Act" has the meaning set forth in Section 1.1.

(b)   "Affiliate" means, with respect to any person, (a) any person directly or indirectly owning, controlling or holding with power to vote ten percent (10%) or more of the outstanding voting securities of that person, (b) any person ten percent (10%) or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by that person, (c) any person directly or indirectly controlling, controlled by or under common control with that person, and (d) any officer, director, partner or manager of any person described in subsection (a), (b) or (c) of this paragraph, and the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management, activities or policies of any person whether through the ownership of voting securities, by contract, employment or otherwise.

(c)   "Agreement" has the meaning set forth in the preamble.

(d)   "Approved Sale" has the meaning set forth in Section 8.5(a).

(e)   "Approving Members" has the meaning set forth in Section 8.5(a).

(f)   "Automatic Conversion Event" has the meaning set forth in Section 2.8(b).

(g)   "Board" has the meaning set forth in Section 3.1.

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(h)   "C Corporation" has the meaning set forth in the recitals.

(i)   "Capital Contribution" means, with respect to any Member and a Unit in the Company held or purchased by such Member, the amount of money and the net Fair Market Value of property contributed to the Company with respect to such Unit.

(j)   "Capital Proceeds" means any and all proceeds (whether in the form of cash or property) received by the Company or receivable by its Members from a Capital Transaction, reduced by expenses incurred by the Company in connection with such Capital Transaction, liabilities of the Company which are repaid out of the proceeds from such Capital Transaction, and such reserves as the Board may determine to be necessary for the needs of the Company.

(k)   "Capital Transaction" means a sale or disposition of all, or a significant portion of, the Company's business, including, without limitation, a Sale Transaction. The Board's determination of whether a transaction encompasses a significant portion of the Company's business will be conclusive.

(l)   "CEO" has the meaning set forth in Section 4.5(a).

(m)   "Certificate" has the meaning set forth in Section 1.1.

(n)   "Chair" has the meaning set forth in Section 3.3.

(o)   "Class of Units" has the meaning set forth in Section 2.1.

(p)   "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding federal tax statute enacted after the Effective Date. A reference to a specific section of the Code refers not only to such specific section but also to any corresponding provision of any federal tax statute enacted after the Effective Date, as such specific section or corresponding provision is in effect on the date of application of the provisions of this Agreement containing such reference.

(q)   "Common Units" has the meaning set forth in Section 2.1.

(r)   "Company" has the meaning set forth the preamble.

(s)   "Conversion Price" has the meaning set forth in Section 2.8(c).

(t)   "Convertible Securities" means any evidence of indebtedness, units or other securities directly or indirectly convertible into, or exercisable or exchangeable for, Common Units.

(u)   "Corporate Governing Documents" has the meaning set forth in Section 8.6(a).

(v)   "Corporation Conversion" has the meaning set forth in Section 8.6(a).

3

(w)   "<u>Dilutive Issuance</u>" means the issuance of Dilutive Units.

(x)   "<u>Dilutive Units</u>" means, with respect to a particular series of Preferred Units, (i) Units or Convertible Securities (other than Excluded Issuances as set forth below) issued by the Company after the Effective Date for a Capital Contribution less than the applicable Conversion Price for such series of Preferred Units in effect immediately prior to the issuance of such Units or Convertible Securities, and (ii) Units issuable upon the exercise or conversion of Options issued (or modified or adjusted either automatically pursuant to the provisions contained therein or as a result of an amendment to such terms) after the Effective Date which would entitle the holder to acquire Units, upon exercise or conversion, for a Capital Contribution (taking into account any consideration paid by the holder for the Convertible Securities) less than the applicable Conversion Price for such series of Preferred Units in effect immediately prior to the issuance of such Option.

(y)   "<u>Dissolution Event</u>" has the meaning set forth in <u>Section 10.1</u>.

(z)   "<u>Effective Date</u>" has the meaning set forth in the preamble.

(aa)   "<u>Excluded Issuances</u>" has the meaning set forth in <u>Section 2.8(f)(iii)</u>.

(bb)   "<u>Fair Market Value</u>" has the meaning set forth in <u>Section 3.10</u>.

(cc)   "<u>Final Distribution</u>" has the meaning set forth in <u>Section 10.2</u>.

(dd)   "<u>Fully Diluted Number</u>" means the sum of (i) the number of Common Units then outstanding (treating for this purpose as outstanding all Common Units issuable upon exercise of all Options then issued and outstanding) and (ii) the number of Preferred Units then outstanding (on an as-converted basis).

(ee)   "<u>GAAP</u>" has the meaning set forth in <u>Section 9.3</u>.

(ff)   "<u>Issuer Corporation</u>" has the meaning set forth in <u>Section 8.6(a)</u>.

(gg)   "<u>Major Member</u>" means each Member that holds (i) at least 100 Common Units (as adjusted for any split, dividend, combination, or other recapitalization or reclassification effected after the Effective Date) or (ii) Series A-1 Units, Series A-3 Units and/or Series A-5 Units.

(hh)   "<u>Majority Vote</u>" means the vote or consent of the Members holding at least a majority of the voting power of the then outstanding Units in accordance with the terms hereof.

(ii)   "<u>Manager(s)</u>" has the meaning set forth in <u>Section 3.1(a)</u>.

(jj)   "<u>Meeting Supervisor</u>" has the meaning set forth in <u>Section 4.2(i)</u>.

(kk)   "<u>Members</u>" means each of the persons or entities listed as a Member in the books and records of the Company and any person or entity admitted to the Company as an

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additional or substituted member of the Company in accordance with the provisions of this Agreement, in each case for so long as such person or entity remains a Member as provided hereunder.

(ll) "<u>Net Cash Flow</u>" means, for each Fiscal Year or other period of the Company, the gross cash receipts of the Company from all sources except Capital Transactions, but excluding any amounts, such as gross receipts taxes, that are held by the Company as a collection agent or in trust for others or that are otherwise not unconditionally available to the Company, less all amounts paid by or for the account of the Company during the same Fiscal Year or other period (specifically including payments of principal and interest on any Company indebtedness and expenses reimbursed to the Members), and less any amounts determined by the Board to be necessary to provide a reasonable reserve for working-capital needs or any other contingencies of the Company. Net Cash Flow shall not be reduced by depreciation, amortization, cost recovery deductions, depletion, similar allowances or other non-cash items, but shall be increased by any reduction of reserves previously established.

(mm) "<u>New Securities</u>" means, collectively, Units and Convertible Securities, whether or not currently authorized, other than (i) Series A-4 Units, (ii) Series A-5 Units and (iii) Excluded Issuances as set forth below.

(nn) "<u>Offered Units</u>" has the meaning set forth in <u>Section 8.2(b)</u>.

(oo) "<u>Officers</u>" has the meaning set forth in <u>Section 3.6</u>.

(pp) "<u>Option</u>" means rights, options or warrants to subscribe for, purchase or otherwise acquire Units or Convertible Securities convertible into Common Units, or following a Company reorganization, the common stock of the issuer corporation.

(qq) "<u>Original Issue Price</u>" means $500.

(rr) "<u>Percentage Interest</u>" means, as to a Member, the percentage determined by dividing the number of Units held by such Member (on an as-converted basis) by the number of Units outstanding (on an as-converted basis); provided, however, that for purposes of the application of the definition of "Percentage Interest" as used in <u>Section 7.1(d)(i)</u>, neither the number of Units held by a Member nor the number of Units outstanding shall be determined on an as-converted basis.

(ss) "<u>Permitted Transferee</u>" has the meaning set forth in <u>Section 8.3</u>.

(tt) "<u>Preferred Units</u>" has the meaning set forth in <u>Section 2.1</u>.

(uu) "<u>Prior Agreement</u>" has the meaning set forth in the recitals.

(vv) "<u>Priority Return</u>" means, with respect to (i) Series A-1 Units, distributions on each Series A-1 Unit, at the rate of 6% per annum on the Original Issue Price (adjusted appropriately for splits, distributions, recapitalization and the like with respect to the Series A-1 Units), and (ii) Series A-3 Units, Series A-4 Units and Series A-5 Units, distributions on each Series A-3 Unit, each Series A-4 Unit and each Series A-5 Unit, at the rate of 2% per annum, in

5

each case, on the Original Issue Price (adjusted appropriately for splits, distributions, recapitalization and the like with respect to the Series A-3 Units, the Series A-4 Units and the Series A-5 Units, respectively), in each case, which Priority Return shall not be compounded.

(ww)   "Proxy" has the meaning set forth in Section 4.5(b)(i).

(xx)   "Proxy Losses" has the meaning set forth in Section 4.5(b)(i).

(yy)   "Requisite Members" means the holders of at least two thirds of the voting power of the then outstanding Units, voting together as a single class, in accordance with the terms hereof.

(zz)   "Requisite Preferred Members" means the holders of at least two thirds of the Series A-1 Units, Series A-3 and Series A-5 Units then outstanding, voting together as a separate class on an as-converted basis.

(aaa)   "Revised Partnership Audit Procedures" means the provisions of Subchapter C of Subtitle A, Chapter 63 of the Code, as amended by the Bipartisan Budget Act of 2015, P.L. 114-74, and the Consolidated Appropriations Act, 2018, P.L. 115-141 (together with any subsequent amendments thereto, Treasury Regulations promulgated thereunder and published administrative interpretations thereof).

(bbb)   "Sale Transaction" has the meaning set forth in Section 8.5(a).

(ccc)   "Series A-1 Units" has the meaning set forth in Section 2.1.

(ddd)   "Series A-2 Units" has the meaning set forth in Section 2.1.

(eee)   "Series A-3 Units" has the meaning set forth in Section 2.1.

(fff)   "Series A-4 Units" has the meaning set forth in Section 2.1.

(ggg)   "Series A-5 Units" has the meaning set forth in Section 2.1.

(hhh)   "Tax Matters Representative" has the meaning set forth in Section 12.5(a).

(iii)   "Transfer" or "Transferred" has the meaning set forth in Section 8.1.

(jjj)   "Transfer Notice" has the meaning set forth in Section 8.2(b).

(kkk)   "Transferor Member" has the meaning set forth in Section 8.2(a).

(lll)   "Treasury Regulations" means the income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(mmm)   "Unit" or "Units" means an equity ownership interest in the Company (which shall be considered personal property for all purposes) which shall entitle any record owner who is validly admitted as a Member of the Company as provided herein to the rights and privileges (and subject its holder to the burdens) associated with such Unit as set forth herein.

ARTICLE 2
CAPITAL MATTERS

2.1 Classes of Units. There shall be six separate and distinct classes of Units in the Company (each, a "Class of Units"), in each case, with the rights and privileges as are specified in this Agreement. The Class of Units are: (i) Common Units (the "Common Units"); (ii) Series A-1 Preferred Units (the "Series A-1 Units"); (iii) Series A-2 Preferred Units (the "Series A-2 Units"); (iv) Series A-3 Preferred Units (the "Series A-3 Units"); (v) Series A-4 Preferred Units (the "Series A-4 Units"); and (vi) Series A-5 Preferred Units (the "Series A-5 Units" and together with the Series A-1 Units, the Series A-2 Units, the Series A-3 Units and the Series A-4 Units, each a series of "Preferred Units"). The Board shall have the sole right to sell the Preferred Units and to sell such Preferred Units at a price per unit approved by the Board (but not less than $1.00 per Preferred Unit). Except as otherwise provided herein, each Preferred Unit (on an as-converted basis) shall entitle the holder thereof to cast one vote on any matter on which Members of the Company are entitled to vote and each Common Unit issued and outstanding as of the date hereof shall entitle the holder thereof to cast five votes on any matter on which Members of the Company are entitled to vote; for the avoidance of doubt, each Common Unit issued pursuant to Section 2.8 hereof shall entitle the holder thereof to cast one vote on any matter on which Members of the Company are entitled to vote.

2.2 Ownership Exhibit, Initial Capital Contributions.

(a) The name, present mailing address and taxpayer identification number of each Member and the number and Class of Units held by each Member, as of the Effective Date are maintained in the Company's books and records. The Company will maintain in its books and records and updated schedule of the aggregate Capital Contributions of each Member, and the Percentage Interest of each Member, as well as any changes thereto.

(b) The Company's books and records may be updated from time to time by the Board (or its authorized designee) to reflect the admission of additional Members to the Company, changes in the number of issued and outstanding Units, and changes in the ownership of Units.

(c) The Company shall be entitled to treat the person in whose name any Unit(s) stand on the books of the Company as the absolute owner thereof, and shall not be bound to recognize any equitable or other claim to, or interest in, such Unit or Units on the part of any other person. A Person may hold more than one Class of Units and any Person who so holds more than one Class of Units, unless otherwise provided herein, shall for the purposes of this Agreement be considered a separate Member of the Company with respect to each Class of Units so held.

2.3 Additional Capital Contributions. No Member shall be obligated to make any additional Capital Contribution or advance to the Company.

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2.4   Interest on Capital. No interest shall be payable with respect to any Capital Contributions made to the Company.

2.5   Limited Liability of Members. Except as and to the extent required under the Act or this Agreement, no Member shall be liable for the debts, liabilities, contracts, or any other obligations of the Company.

2.6   Loans to the Company. Without in any way limiting the authority of the Board to cause the Company to borrow funds from an unaffiliated third party (instead of, or in addition to, any loan(s) of the type contemplated by this Section 2.6), any Member or Affiliate of a Member may, with the consent of the Board, lend or advance money to the Company; provided, that such a loan shall be on terms and conditions not less favorable than those available from unaffiliated third parties for similar loans. If a Member, with the consent of the Board, shall make any loan or loans to the Company or advance money on its behalf, the amount of such loan or advance shall not be treated as a Capital Contribution to the Company but shall instead be treated as a debt due from the Company to a creditor as to all parties and as for all purposes to the fullest extent permitted by law. Any such loan shall be a debt of the Company to such Member and shall be payable or collectible only out of the Company property in accordance with the terms and conditions upon which such loan was made and shall bear interest at a rate at least equal to the applicable federal rate as defined in Section 1274(d) of the Code unless such requirement is waived by the Board. Any such loan shall be subject to the highest priority permitted by law as to the creditors of the Company.

2.7   Tax Classification of the Company. The Company shall be treated as a C Corporation for federal income tax purposes (and applicable state and local tax purposes) unless otherwise determined by the Board.

2.8   Conversion of Preferred Units. Preferred Units shall be convertible into Common Units as follows:

(a)   Optional Conversion.

(i)   At the option of the holder thereof, each Preferred Unit held by such holder shall be convertible, at any time or from time to time, into Common Unit(s) as provided herein.

(ii)   Each holder of one Preferred Unit who elects to convert the same into a Common Unit(s) shall surrender the certificate or certificates therefor, if any, duly endorsed, at the office of the Company or any transfer agent for the Preferred Units, and shall give written notice to the Company at such office that such holder elects to convert the same and shall state therein the number of Preferred Units being converted. Thereupon the Company shall promptly register such holder as the holder of such Common Units. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of receipt by the Company of written notice of conversion, and the person entitled to receive the Common Units issuable upon such conversion shall be treated for all purposes as the record holder of such Common Units on such date.

(b) Automatic Conversion. All outstanding Preferred Units shall automatically be converted into Common Units at the then effective Conversion Price for such series of Preferred Units (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act, covering the offer and sale of the Company's Common Units at a valuation of at least $50,000,000 and resulting in at least $15,000,000 of gross proceeds to the Company or (ii) upon the receipt by the Company of a written request for such conversion from the Requisite Preferred Members, or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "Automatic Conversion Event").

(c) Conversion Price. Each Preferred Unit shall be convertible in accordance with Section 2.8(a) or Section 2.8(b) into the number of Common Units which results from dividing (i) the sum of the applicable Original Issue Price for such series of Preferred Unit and the applicable accrued but unpaid Priority Return (if any) for such series of Preferred Unit at the time of the conversion by (ii) the applicable conversion price for such series of Preferred Unit that is in effect at the time of conversion (the "Conversion Price"). The Conversion Price with respect to the Preferred Units shall initially be the applicable Original Issue Price for such series of Preferred Units, without any credit for the applicable Priority Return for such series of Preferred Units (if any) set forth herein. Thereafter, the applicable Conversion Price for a series of Preferred Units shall be subject to adjustment from time to time as provided below. Following each adjustment of the applicable Conversion Price for a series of Preferred Units, such adjusted Conversion Price shall remain in effect until a further adjustment of such applicable Conversion Price for a series of Preferred Units hereunder.

(d) Adjustments for Other Company Distributions. If at any time or from time to time after the Effective Date the Company pays a dividend or makes a distribution to the holders of the Common Units payable in securities of the Company, other than an event constituting an Automatic Conversion Event, then in each such event the Members holding Preferred Units shall receive, simultaneously with the distribution to the holders of Common Units, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding Preferred Units had been converted into Common Units on the date of such event.

(e) Adjustment for Reorganizations or Mergers, etc.

(i) If at any time or from time to time after the Effective Date there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Common Units (but not the Preferred Units) are converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 2.8(c) or 2.8(d) or a dissolution), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each Preferred Unit shall thereafter be convertible in lieu of the Common Units into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the applicable number of Common Units issuable upon conversion of one Preferred Unit immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction. In any such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions of this

9

<u>Section 2.8(e)</u> with respect to the rights of the holders of the Preferred Units after the reorganization, recapitalization, reclassification, consolidation or merger to the end that the provisions of this <u>Section 2.8(e)</u> (including adjustments of the applicable Conversion Price for a series of Preferred Units and the securities, cash or other property issuable upon conversion of such Preferred Units) shall be applicable after that event and be as nearly equivalent to the provisions hereof as may be practicable and with respect to such other securities or property by the terms thereof. This <u>Section 2.8(e)</u> shall similarly apply to successive reorganizations, mergers and consolidations.

(ii)   If at any time or from time to time after the Effective Date the Company shall, while any Preferred Units are outstanding, subdivide, combine, reclassify or split its outstanding Common Units into a greater or lesser number of Common Units, the applicable Conversion Price for a series of Preferred Units in effect immediately prior to such subdivision, combination, reclassification or split shall be adjusted to take into account such subdivision, combination, reclassification or split so that the holders of such Preferred Units receive the same number of Common Units that they would have received prior to such subdivision, combination, reclassification or split if the same had not occurred.

(f)   <u>Adjustment of Conversion Price for Dilutive Issuances</u>.

(i)   The applicable Conversion Price for a series of Preferred Units for which there occurs a Dilutive Issuance after the date hereof shall be reduced, concurrently with such Dilutive Issuance, to a price (calculated to the nearest cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

A.   "CP2" means the Conversion Price for such series of Preferred Units in effect immediately after the issue of Dilutive Units;

B.   "CP1" means the Conversion Price for such series of Preferred Units in effect immediately prior to the issue of Dilutive Units;

C.   "A" means the Fully Diluted Number as of immediately prior to the issue of Dilutive Units;

D.   "B" means the number of Dilutive Units that would have been issued if such Dilutive Units had been issued at a price per unit equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and

E.   "C" means the number of such Dilutive Units issued in such transaction.

(ii)   If the terms of any Options, the issuance of which resulted in an adjustment to the Conversion Price for a series of Preferred Units pursuant to the terms of

10

Section 2.8(f)(i), are revised (either automatically pursuant the provisions contained therein or as a result of an amendment to such terms) to provide for either (A) any increase in the number of Common Units issuable upon the exercise, conversion or exchange of any such Options or (B) any decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price for such series of Preferred Units computed upon the original issue of such Options (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Units as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option. Notwithstanding the foregoing, no adjustment pursuant to this Section 2.8(f)(ii) shall have the effect of increasing the Conversion Price for a series of Preferred Units to an amount which exceeds the lower of (x) the applicable Conversion Price for such series of Preferred Units on the original adjustment date, or (y) the applicable Conversion Price for such series of Preferred Units that would have resulted from any Dilutive Issuances between the original adjustment date and such readjustment date.

(iii)   Notwithstanding the foregoing, no adjustment to the Conversion Price for a series of Preferred Units shall occur with respect to the following issuances (collectively, "Excluded Issuances"):

(A)   upon the conversion of Preferred Units or as a dividend or other distribution on Preferred Units, including applicable accrued Priority Returns (if any);

(B)   in connection with a stock split or stock dividend by the Company that is covered by Section 2.8(d) or (e);

(C)   pursuant to an acquisition, approved by the Board, of another corporation by merger, consolidation, purchase of substantially all of the assets or equity securities or other reorganization;

(D)   to directors or employees of, or consultants to, the Company pursuant to the Company's equity incentive plan or other plan or agreement approved by the Board;

(E)   pursuant to a bona fide, firm commitment public offering;

(F)   in connection with equipment lease financing arrangements, bank financing or strategic partner transactions approved by the Board;

(G)   in connection with transactions involving research or development funding, technology licensing or joint marketing or other strategic alliance arrangements approved by the Board; or

(H)   upon the conversion, exercise or exchange of common equivalents outstanding on the date hereof.

(g) <u>Fractional Units</u>. No fractional Common Units shall be issued upon any conversion of Preferred Units. In lieu of any fractional Unit to which the holder would otherwise be entitled, the Company shall round any portion of a Unit up to the next whole Unit.

(h) <u>Reservation of Units Issuable Upon Conversion</u>. This Agreement shall be deemed at all times to reserve and keep available, solely for the purpose of effecting the conversion of the Preferred Units, such number of its Common Units as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Units.

2.9 Preemptive Right. Each Major Member shall have the right, but not the obligation, to purchase their pro rata share of New Securities proposed to be sold by the Company. Each Major Member may elect to purchase or otherwise acquire, at the price and on the terms specified in the written notification delivered by the Company, up to that portion of such New Securities which equals the proportion that the Common Units then issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, by such Major Member bears to the total Common Units of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Units and Options). This preemptive right will terminate upon the earliest to occur of an initial public offering by the Company, the date on which the Company becomes subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or a Sale Transaction. This preemptive right must be accepted within twenty (20) days of the date offered by the Company.

ARTICLE 3
MANAGEMENT OF THE COMPANY

3.1 Board of Managers.

(a) Management of the Company shall be vested in a Board of Managers (the "<u>Board</u>"). There shall be initially named three (3) managers of the Company, with ability to expand the Board to up to five (5) managers of the Company by approval of the then current Board (each a "<u>Manager</u>" and collectively, the "<u>Managers</u>").

(b) The holders of a majority of the Common Units then outstanding shall have the right to appoint two (2) Managers, who currently are and, immediately after the execution of this Agreement, shall be Karen Cooper and Lee Cooper.

(c) The holders of a majority of the Series A-1 Units then outstanding, voting as a single class on an as converted basis, shall have the right to appoint one (1) Manager, who currently is and, immediately after the execution of this Agreement, shall be Gretchen Wilson.

(d) In event that the Board is expanded to five (5) Managers in accordance with <u>Section 3.1(a)</u>, three (3) additional individuals who would add value to the Company and are not otherwise an Affiliate of the Company or any Member may be nominated by the other Managers to serve as Managers.

3.2 The Managers need not be Members or residents of the Commonwealth of Massachusetts. The Board shall have full, plenary, exclusive and complete power and authority to manage and control the Company. The Board shall function in substantially the same manner

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as the board of directors of a Massachusetts corporation. All actions by the Company that would require the approval of the board of directors of a Massachusetts corporation under the Massachusetts Business Corporation Act, or for which it would be customary using good practice to obtain such approval, shall require approval by the Board. Except as otherwise provided in this Agreement, the Board shall act by vote of at least a majority of the Managers then in office.

3.3   Appointment and Resignation and Removal of Managers; Term of Office.

(a)   A Manager may resign at any time. A resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(b)   A Manager shall remain in office until such Manager (i) is removed in accordance with this Article 3, (ii) resigns in a written instrument delivered to the Board or (iii) dies or is otherwise unable to serve (as determined by either at least a majority of the Managers or the Majority Vote), or until as otherwise provided in this Article 3.

(c)   In the absence of any designation from the persons or groups with the right to designate a Manager as specified above, the Manager previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

(d)   Each Member also agrees to vote, or cause to be voted, all Units owned by such Member, or over which such Member has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(i)   no Manager elected pursuant to Section 3.1 or Section 3.3 of this Agreement may be removed from office unless (A) such removal is directed or approved by the affirmative vote of the person or groups, or of the Members holding at least a majority of the voting power, entitled under Section 3.1 to appoint that Manager; or (B) the person or groups originally entitled to designate or approve such Manager pursuant to Section 3.1 is no longer so entitled to designate or approve such Manager;

(ii)   any vacancies created by the resignation, removal or death of a Manager appointed pursuant to Section 3.1 or Section 3.3 shall be filled pursuant to the provisions of Section 3.1; and

(iii)   upon the request of any party entitled to appoint or designate a Manager as provided in Section 3.1 to remove such Manager, such Manager shall be removed.

3.4   Board Chair. The Managers (by a majority vote) may select the Manager that will act as Chair of the Board (the "Chair").

3.5   Performance of Duties. Each Manager shall perform his or her duties as such in good faith, in a manner he or she reasonably believes to be in the best interests of the Company,

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and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

3.6   Officers.   In performing its duties, the Board is authorized to delegate responsibility to such officers (the "Officers") or other delegates or agents as the Board sees fit. Every Manager and Officer shall have the authority to bind the Company by entering into contracts and incurring obligations in the Company's name, but solely to the extent such authority is delegated by the Board to such Manager or Officer.

3.7   Indemnification of the Managers and Officers.

(a)   The Company shall indemnify, save harmless and pay all judgments and claims against any Manager or Officer relating to any liability or damage incurred by reason of any act performed or omitted to be performed by such Manager or Officer in connection with the Company's business, including reasonable attorneys' fees incurred by such Manager or Officer in connection with the defense of any action based on any such act or omission, which attorneys' fees may be reimbursed as incurred.

(b)   Notwithstanding any provision of this Agreement or the Act to the contrary, (i) the Company shall not indemnify or pay the expenses of any Manager or Officer (including attorneys' fees) in a suit or claim brought by such Manager or Officer or any Member affiliated with such Manager or Officer, and (ii) the Company shall not indemnify or pay the expenses of any Manager or Officer (including attorneys' fees) unless such Manager or Officer has (A) acted in good faith, (B) acted in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and (C) in the case of a criminal proceeding, had no reasonable cause to believe that the conduct at issue was unlawful.

(c)   No Manager or Officer shall be liable, in damages or otherwise, to the Company or to any Member for any loss or liability that arises out of any act performed or omitted to be performed by such Manager or Officer pursuant to the authority granted by this Agreement, other than any loss or liability that results from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

(d)   This Section 3.7 shall survive the termination of this Agreement for any reason.

3.8   Rights and Powers of the Members.

(a)   The Members shall not have any right or power to take part in the direct management or control of the Company or its business operations. The Members shall have no right to vote on or approve any Company matter or transaction, or to exercise any other powers or privileges under the Act, except to the extent expressly provided herein or otherwise required by the Act or the Certificate.

(b)   No Manager, Officer or any other person shall have any authority to bind or take any action on behalf of the Company to amend, alter or repeal the preferences, special rights or other powers of the Preferred Units or a particular series of Preferred Units, either directly or indirectly, through merger or consolidation with any other corporation or otherwise,

14

in any manner that has a disproportionate adverse effect on any series of Preferred Units relative to the effect on any other Class of Units unless such action is authorized approved in accordance with the terms and conditions set forth herein, including Section 12.1.

3.9 **Insurance**. If requested by at least a majority vote of the Board or by a Majority Vote, the Company shall maintain in effect a "directors and officers" liability insurance policy covering the Managers and Officers of the Company, with coverage on customary terms and at customary levels for businesses of the size of the Company, all as determined by the Board.

3.10 **Determination of Fair Market Value**. Valuations of the Company or Company property and the determination of "Fair Market Value" shall be conducted at such times as required by this Agreement or as otherwise deemed appropriate by the Board. Except as otherwise provided herein, such determinations of Fair Market Value shall be made by the Board in its sole discretion (and with the aid of a formal third party valuation report when deemed necessary or advisable by the Board in its sole discretion in order to apply the terms of this Agreement or comply with applicable laws).

3.11 **Limitations on Registration Rights.** From and after the Effective Date, the Company shall not, without the prior written consent of the Requisite Preferred Members, enter into any agreement with any holder or prospective holder of any securities of the Company that would provide to such holder the right to include securities in any registration on other than a pro rata basis with holders of Preferred Units.

ARTICLE 4
MEETINGS

4.1 **Board Meetings**. The Board shall meet at such time and place within or outside the Commonwealth of Massachusetts as shall be designated from time to time by the Board. Each Manager shall be given at least two (2) days' prior written notice of any meeting of the Board and will be permitted to participate in any meeting of the Board by telephone or similar communications equipment. Any Manager may call a meeting of the Board.

4.2 **Member Meetings**.

(a) Meetings of the Members, for any purpose or purposes, unless otherwise prescribed by applicable law, may be called by the Board, the Requisite Preferred Members or by a Majority Vote.

(b) The Chair, the Board or the Members calling a meeting pursuant to this Section 4.2 may designate any place as the place for any meeting of the Members. If no designation is made, the place of meeting shall be the principal office of the Company.

(c) Each Member shall be given at least two (2) days' prior written notice of any meeting of the Members and shall be permitted to participate in any such meeting of the Members by telephone or similar communications equipment.

(d) For the purpose of determining the Members entitled to notice of, or to vote at, any meeting of the Members or any adjournment of the meeting, or the Members entitled

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to receive payment of any distribution, or to make a determination of the Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring the distribution or relating to such other purpose is adopted, as the case may be, shall be the record date for the determination of the Members. Only the Members of record on the date fixed shall be so entitled notwithstanding any permitted transfer of a Member's Units after any record date fixed as provided in this <u>Section 4.2</u>. When a determination of the Members entitled to vote at any meeting of the Members has been made as provided in this <u>Section 4.2</u>, the determination shall apply to any adjournment of the meeting.

(e)   A meeting of the Members duly called shall not be organized for the transaction of business unless a quorum is present. The presence of the Members who own a majority of the outstanding Percentage Interests represented in person or by proxy shall constitute a quorum at any meeting of the Members.

(f)   Except as otherwise provided in the Act, the Certificate or this Agreement, whenever any Company action is to be taken by vote of the Members, it shall be authorized upon receiving the Majority Vote.

(g)   At all meetings of the Members, a Member entitled to vote may vote in person or by proxy executed in writing by such Member or by a duly authorized attorney-in-fact. The proxy shall be filed with the Board before or at the time of the meeting.

(h)   Where two (2) or more proxies of a Member are present, the Company shall, unless otherwise expressly provided in the proxy, accept as the vote of the Member represented thereby, the vote cast by a majority of them, and, if a majority of the proxies cannot agree whether to vote or upon the manner of voting, the voting shall be divided equally among those persons.

(i)   A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until written notice thereof has been given to the Secretary of the Company or, in the case of a vacancy in the office or absence of the Secretary, one (1) of the following persons present at the meeting of the Members (the "<u>Meeting Supervisor</u>") in the order stated: (i) the Chair, (ii) the Manager or Officer supervising the meeting of the Members, or (iii) such person as shall be designed by a Majority Vote of the Members. An unrevoked proxy shall not be valid after three (3) years from the date of its execution unless a longer time is expressly provided therein. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of the death or incapacity is given to the Secretary of the Company or, in the case of a vacancy in the office or absence of the Secretary, to the Meeting Supervisor, as set forth herein.

4.3   Notice of Meeting; Waiver.

(a)   Whenever any written notice is required to be given under the provisions of the Act, the Certificate or this Agreement, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of the notice. Neither the business to be transacted at, nor the purpose of, a meeting need be specified in the waiver of notice of the meeting.

(b)   Attendance of a person at any meeting shall constitute a waiver of notice of the meeting, except where a person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

4.4   Consent in Lieu of Meeting. Any action required or permitted to be taken at a meeting of the Board or the Members may be taken without a meeting if, prior to the action, written consents describing the action to be taken are signed by the minimum number of Managers or Members that would be necessary to authorize the action at a meeting at which all Managers or Members entitled to vote thereon were present and voting. Any such written consent made pursuant to this Section 4.4 shall be filed with the Board. Prompt notice of the taking of the Company action without a meeting by less than unanimous written consent shall be given to those Managers or Members who have not consented in writing.

4.5   Irrevocable Proxy; SPV Reorganization; Restructuring.

(a)   If the Member **is not** a Major Member, on and after the Effective Date, the Member hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as the Member's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Members, (i) vote all Units owned by such Member upon any matter presented to the Members for vote in the same manner as the holders of a majority of the Series A-1 Units, Series A-3 Units and Series A-5 Units vote on such matter (with such holders of Series A-1 Units, Series A-3 Units and Series A-5 Units voting together as a separate class on an as-converted basis), (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of his authority under this Section 4.5(a) and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Member pursuant to this Section 4.5(a) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Member is an individual, will survive the death, incompetency and disability of the Member and, so long as the Member is an entity, will survive the merger or reorganization of the Member or any other entity holding Units acquired from such Member. The CEO is an intended third-party beneficiary of this Section 4.5(a) and Section 4.5(b) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   If the Member **is not** a Major Member:

(i)   Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Member's true and lawful proxy and attorney pursuant to Section 4.5(a) (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his or her capacity as representative of the Member pursuant to this Section 4.5 while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or

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responsibilities except those expressly set forth in this Section 4.5, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Member otherwise exist against the Proxy. The Member shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Member pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Member the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Capital Contribution of such Member). In no event will the Proxy be required to advance his or her own funds on behalf of the Member or otherwise. The Member acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this Agreement.

(ii)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Member and is final, binding and conclusive upon the Member. The Company, other Members of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Member. The Company, the other Members of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(c)   The Members hereby agree to take any and all actions determined by the Board in good faith to be advisable to reorganize this Section 4.5 and any Series A-2 Units or any Series A-4 Units into one or more special-purpose vehicle(s) or other entities designed to aggregate the interests of holders of Series A-2 Units and/or Series A-4 Units.

(d)   The Members hereby acknowledge and agree that the Board may take any and all actions determined by the Board in good faith to be advisable to restructure the Company into a holding company, including, but not limited to, the formation of one or more wholly owned subsidiaries of the Company and the contribution of assets of the Company into such subsidiaries.

ARTICLE 5
RESERVED

ARTICLE 6
RESERVED

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ARTICLE 7
DISTRIBUTIONS

7.1   Generally.

(a)   <u>Distributions Upon Dissolution</u>. <u>Article 10</u> shall govern distributions made following the dissolution of the Company.

(b)   <u>Distributions of Net Cash Flow</u>. After providing for any reserves that it may deem appropriate, the Board may make distributions of Net Cash Flow to the Members, with the frequency determined by the Board, as follows:

(i)   first, to the holders of Series A-1 Units, Series A-3 Units, Series A-4 Units and Series A-5 Units, pro rata in proportion to the number of such Units held by each holder, until such holders have received distributions under this <u>Section 7.1(b)(i)</u> in an amount equal to the aggregate Priority Return on all Series A-1 Units, Series A-3 Units, Series A-4 Units and Series A-5 Units outstanding immediately prior to such distribution, as applicable;

(ii)   second, (A) eighty and eight tenths percent (80.8%) to the holders of Preferred Units pro rata in proportion to the number of such Units held by each holder, until each such holder receives a return of its Capital Contribution and (B) nineteen and two tenths percent (19.2%) to the holders of Common Units, pro rata in proportion to the number of such Common Units held by each holder; and

(iii)   finally, (A) nineteen and two tenths percent (19.2%) to the holders of Preferred Units pro rata in proportion to the number of such Units held by each holder, and (B) eighty and eight tenths percent (80.8%) to the holders of Common Units, pro rata in proportion to the number of such Common Units held by each holder.

(c)   <u>Distributions of Capital Proceeds</u>. Capital Proceeds shall be distributed to the Members within a reasonable time following the Capital Transaction to which the Capital Proceeds relate in accordance with the following order of priority:

(i)   First, the holders of Preferred Units, pro rata in proportion to the number of such Units held by each holder, until each such holder receives its applicable unpaid Priority Return (if any) and a return of its Capital Contribution; <u>provided</u>, <u>however</u>, that if the holders of Preferred Units would receive a greater distribution if converted to Common Units, such holders shall receive such greater amount in lieu of the amounts set forth in this clause (i); and

(ii)   second, to all holders of Common Units, pro rata in proportion to the number of such Common Units held by each holder.

(d)   <u>Limitations on Distributions</u>.

(i)   The Company shall not make a distribution to a Member to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the Company, other than liabilities to Members on account of their Percentage Interests in

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the Company and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the assets of the Company, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the Company only to the extent that the fair value of that property exceeds that liability.

(ii)   A Member who receives a distribution in violation of Section 7.1(d)(i), and who knew at the time of the distribution that the distribution violated Section 7.1(d)(i), shall be liable to the Company for the amount of such distribution. A Member who receives a distribution in violation of Section 7.1(d)(i), and who did not know at the time of such distribution that such distribution violated Section 7.1(d)(i), shall not be liable for the amount of the distribution. Subject to Section 7.1(d)(iii), this subsection (ii) shall not affect any obligation or liability of a Member under other applicable law for the amount of a distribution.

(iii)   A Member who receives a distribution from the Company shall have no liability under this Section 7.1(d), the Act or other applicable law for the amount of the distribution after the expiration of three years from the date of the distribution unless an action to recover the distribution from such Member is commenced prior to the expiration of said three-year period and an adjudication of liability against such Member is made in the action.

7.2   **Withholding**. Any amount paid by the Company for or with respect to any Member on account of any withholding tax for distributions of the Company pursuant to the Code, the Treasury Regulations, or any state or local statute, regulation or ordinance requiring such payment shall be treated as distributed to the Member for all purposes of this Agreement.

ARTICLE 8
ASSIGNMENTS OF COMPANY INTERESTS; COMPANY SALE; CONVERSION TO CORPORATE FORM

8.1   **Representations and Warranties**. Each Member hereby represents and warrants to the Company and to each of the other Members that: (a) the Member is maintaining its Units for such Member's own account and without an intent to distribute such Units, and (b) the Member acknowledges that the Units have not been registered under the Securities Act or any state securities laws and, notwithstanding any other provision of this Article 8, may not be resold or Transferred by the Member without appropriate registration or the availability of an exemption from such registration requirements. For the purposes of this Agreement, the term "Transfer" or "Transferred" means any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of any Units.

8.2   Rights of First Refusal.

(a)   The Company shall have a right to purchase the Units that any Member (a "Transferor Member"), may, from time to time, propose to Transfer after the Effective Date, pursuant to the terms set forth in this Article 8.

(b)   If any Transferor Member proposes to Transfer any Units, then such Transferor Member shall give the Company and each Major Member written notice (the "Transfer Notice") of such Transferor Member's intention to so Transfer such Units (the "Offered Units") at least thirty (30) days prior to the proposed closing of such Transfer. The Transfer Notice shall describe, without limitation, the type and amount of Offered Units to be Transferred, the nature and the terms and conditions of such Transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee. Transmittal of the Transfer Notice to the Company shall constitute an offer to sell all of the Offered Units to the Company at the price and upon the terms set forth in the Transfer Notice. The Company shall have twenty (20) days after receipt of such Transfer Notice to agree to purchase all or a portion of the Offered Units for the price and upon the terms and conditions specified in the Transfer Notice. Such agreement to purchase shall be indicated by the Company giving written notice to the Transferor Member and stating therein the quantity of Offered Units to be purchased.

(c)   If the Company does not intend to purchase all of the Offered Units, the Company must deliver a notice to the Transferor Member and to each other Major Member to that effect no later than twenty (20) days after the Transferor Member delivers the Transfer Notice to the Company. Each other Major Member shall have the right, but not an obligation, to purchase up to its pro rata portion (based upon the total number of Units then issued and held by all Major Members assuming full conversion and/or exercise, as applicable, of all Preferred Units and Options) of any Offered Units not purchased by the Company pursuant to Section 8.2(b), on the terms and conditions specified in the Transfer Notice. To exercise its secondary refusal right, a Major Member must notify the Transferor Member and the Company in writing within fifteen (15) days after the Company's delivery of the notice to such Major Member in accordance with this Section 8.2(c). The closing of the purchase of Offered Units by the Company and/or the Major Members shall take place, and all payments from the Company and/or the Major Members, as applicable, shall have been delivered to the Transferor Member, by the later of (i) the date specified in the Transfer Notice; and (ii) forty-five (45) days after delivery of the Transfer Notice.

(d)   If and to the extent that the Company and the other Major Members do not purchase all of the Offered Units, then the Transferor Member shall have sixty (60) days thereafter to Transfer the Offered Units that the Company and the other Major Members did not elect to purchase, at a price and upon general terms and conditions no more favorable in any material respect to the purchasers or transferees thereof than specified in the Transfer Notice; provided, however, that each purchaser or transferee shall furnish the Company with a written agreement to be bound by, and comply with, all provisions of this Agreement. If the Transferor Member has not sold such Offered Units within such sixty (60) day period, the Transferor Member shall not thereafter Transfer any Offered Units without first offering such securities to the Company in the manner provided above and any proposed Transfer of Units by such Transferor Member shall, again, be subject to the Transferor's compliance with the terms and

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conditions of this Article 8. The exercise or non-exercise of the rights of first refusal of the Company and the Members hereunder shall not adversely affect their right of first refusal in subsequent Transfers of Units subject to this Article 8.

(e)   The rights set forth in this Section 8.2 shall terminate upon the earliest to occur of an initial public offering by the Company, the date on which the Company becomes subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or a Sale Transaction.

8.3   **Exempt Transfers.** Notwithstanding the foregoing, the right of first refusal set forth herein shall not apply to any Transfer to any Permitted Transferee of a Member; provided, however, that in the event of any Transfer to a Permitted Transferee, prior to effecting any such Transfer (a) the Transferor Member shall inform the other Members of such proposed Transfer, and (b) the transferee shall furnish the Company and the other Member with a written agreement to be bound by, and comply with, all provisions of this Agreement. For the purposes of this Agreement, the term "Permitted Transferee" means (1) with respect to a Member who is a natural person, (i) the spouse or lineal descendants (but not minor children) of such Member, (ii) any trust created solely for the benefit of such Member, the spouse or lineal descendants of such Member, or such Member's estate, (iii) any corporation or partnership or other entity in which such Member, or the spouse or lineal descendants of such Member, are the direct and beneficial owners of all of the equity interests (provided such Member, spouse and lineal descendants agree in writing to remain the direct and beneficial owners of all such equity interests), or (iv) the personal representatives of such Member upon such Member's death for the purposes of administration of such Member's estate or upon such Member's adjudicated incapacity for purposes of the protection and management of the assets of such Member; and (2) with respect to a Member who is not a natural person, its Affiliates, stockholders, members or partners.

8.4   **Prohibited Transfers**. Any attempt by a Transferor Member to Transfer Units in violation of this Agreement, as the case may be, shall be voidable at the option of the non-transferring Members. The Company agrees it will not recognize such voidable Transfer nor will it treat any transferee in such a voidable Transfer as the holder of such Units without the written consent of the non-transferring Members.

8.5   **Company Sale**.

(a)   In the event of an Approved Sale, each Member agrees (a) to vote their Units at any regular or special meeting of the Members (or consent pursuant to a written consent in lieu of such meeting) in favor of such Approved Sale, and to raise no objections against the Approved Sale or the process pursuant to which the Approved Sale was arranged, (b) to waive any and all dissenters', appraisal or similar rights with respect to such Approved Sale, and (c) if the Approved Sale is structured as a sale of equity securities by the Members of the Company, to sell the Unit then owned by Member on the terms and conditions of such Approved Sale. "Approved Sale" means (i) a transaction or series of transactions with a third party on an arm's length basis (including by way of merger, consolidation or sale of equity securities to a third party by one or more Members), the result of which is that the holders of the Company's voting securities immediately prior to such transaction or series of transactions own less than a majority of the combined voting power of the outstanding voting securities of the Company or the surviving or resulting entity, as the case may be, following the transaction or series of transactions, and (ii) a sale of all or substantially all of the Company's assets (each of the transactions in clauses (i) and (ii), a "Sale Transaction"), which, in each case, has been approved by (x) the Board and (y) the Requisite Members (the "Approving Members"). Each Member will take all necessary and desirable actions in connection with the consummation of the Sale Transaction, including, without limitation, entering into an agreement reflecting the terms of the Approved Sale, surrendering unit certificates, giving customary and reasonable representations and warranties, executing and delivering customary certificates or other documents and taking all other actions deemed necessary or appropriate by the Board and Approving Members in connection with the Approved Sale.

(b)   As security for the performance of each Member's obligations pursuant to this Section 8.5, each Member hereby grants to the CEO, with full power of substitution and resubstitution, an irrevocable proxy to vote all Units, at all meetings of the Members held or taken after the Effective Date with respect to an Approved Sale, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the CEO, with full power of substitution and resubstitution, as the Member's attorney-in-fact with authority to sign any documents with respect to any such vote or any actions by written consent of the Members taken after the Effective Date. This proxy shall be deemed to be coupled with an interest and shall be irrevocable. This proxy will terminate upon the earliest to occur of an initial public offering by the Company or the date on which the Company becomes subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended.

8.6   **Conversion to Corporate Form.**

(a)   In the event the Board shall determine that it is desirable or helpful for the business of the Company to be conducted as a corporation rather than as a limited liability company to facilitate a public offering or private placement of securities of the Company or for other reasons as determined by the Board to be in the best interests of the Company, the Board, in its sole discretion, shall have the power to incorporate the Company, whether through a conversion, merger, reorganization or other transaction (a "Corporate Conversion" and such new corporation, the "Issuer Corporation"). In connection with any such Corporate Conversion, the Members shall receive, in exchange for their Percentage Interests, shares of capital stock of such Issuer Corporation having the same relative economic interest (as determined by the Board in its sole discretion) as such Members have in the Company immediately prior to the Corporate Conversion, subject to such modifications as the Board deems necessary or appropriate to ensure an equitable distribution to all equity holders in the Company, including, without limitation, those holders of Options, or to take into account the change in form from a limited liability company to a corporation. In consummating a Corporate Conversion, the Board shall have the power to prepare, as appropriate, the certificate of incorporation, by-laws, stockholders agreement, voting agreement, investor rights agreement and/or any other governing documents or equity holder agreements as the Board, in its sole discretion, deems to be necessary or appropriate in consummating the Corporate Conversion (collectively, the "Corporate Governing Documents").

(b)   In the event of a Corporate Conversion, each Member agrees (i) to, if necessary, vote their Units at any regular or special meeting of the Members (or consent pursuant to a written consent in lieu of such meeting) in favor of such Corporate Conversion, and to raise no objections against the Corporate Conversion or the process pursuant to which the Corporate Conversion was arranged, (ii) to waive any and all dissenters', appraisal or similar rights with respect to such Corporate Conversion, (iii) to execute and deliver to the Company any counterpart signature pages to the Corporate Governing Documents as are necessary to be executed by the Members in order to consummate the Corporate Conversion; (iv) deliver and surrender to the Company any certificates issued to such Member representing such Member's Units; and (v) to otherwise take all actions in connection with the consummation of the Corporate Conversion as are deemed necessary or appropriate by the Board in connection with such Corporate Conversion. As soon as practical after taking the necessary actions to consummate the Corporate Conversion, the Board shall provide to each Member share certificates representing the class and/or series of capital stock into which their Units were converted. The Board may make such provision as shall be reasonably necessary to ensure compliance with the Securities Act and other securities laws in connection with any Corporate Conversion and subsequent issuances of stock.

(c)   As security for the performance of each Member's obligations pursuant to this Section 8.6, each Member hereby grants to the CEO, with full power of substitution and resubstitution, an irrevocable proxy to vote, in necessary, all Percentage Interests, at all meetings of the Members held or taken after the Effective Date with respect to a Corporate Conversion, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the CEO, with full power of substitution and resubstitution, as the Member's attorney-in-fact with authority to sign any documents with respect to any such vote or any actions by written consent of the Members taken after the Effective Date. This proxy shall be deemed to be coupled with an interest and shall be irrevocable. This proxy will terminate upon the earliest to occur of an initial public offering by the Company or the date on which the Company becomes subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (unless the Corporation Conversion is in connection with an initial public offering in which case the proxy shall not terminate until immediately after the consummation of such initial public offering).

ARTICLE 9
ACCOUNTS

9.1   **Books, Records and Financial Statements**. At all times during the continuance of the Company, the Company shall maintain books of account, in each case, that shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operations of the Company's business in accordance with generally accepted accounting principles. Such books of account shall be maintained at the principal place of business of the Company and shall be open to inspection and examination at reasonable times by the Members and any duly authorized representatives for any purpose reasonably related to the Members' interest in the Company, subject in each case to such limitations, exclusions and procedures as the Board determines.

9.2   **Bank Accounts**. All funds of the Company will be deposited in its name in an account or accounts maintained with such bank or banks as selected by the Company. The funds of the Company shall not be commingled with the funds of any other person. Checks will be

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drawn upon the Company account or accounts only for the purposes of the Company and shall be signed by the Manager or Officers.

9.3   Information Rights. The Company shall deliver to each Major Member (a) annual financial statements prepared in accordance with generally accepted accounting principles ("GAAP") within one hundred eighty (180) days of each Fiscal Year end and a written executive summary from the Company's CEO or any Manager detailing the Company's business and financial condition and business prospects and (b) quarterly financial statements prepared in accordance with GAAP within sixty (60) days of the end of each calendar quarter.

9.4   Other Information. The Board and the Officers of the Company may release such information concerning the operations of the Company to such sources as is customary in the industry or required by law or regulation or by order of any regulatory body. The Board shall use commercially reasonable efforts to cause to be maintained and preserved all books of account and other relevant records for such periods as are customary in the industry; required by law, regulation or any regulatory body; and for such other periods where the Board determines retention to be necessary or appropriate for their continued business or historical value.


ARTICLE 10
DISSOLUTION


10.1   Events of Dissolution. The Company shall be dissolved upon the occurrence of any of the following events (each a "Dissolution Event"): (a) a Majority Vote that it is no longer in the best interests of the Company to continue the business of the Company, or (b) the entry of an order of judicial dissolution under the Act.

10.2   Application of Proceeds. Upon a Dissolution Event, the Board shall wind up the business of the Company and the proceeds arising from such dissolution of the Company shall be distributed or used as follows and in the following order of priority: (a) for payment of the Company's liabilities and obligations to its creditors (including creditors who are also Members), and the expenses of such dissolution, (b) to the setting up of any reserves that the Board may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, and (c) to all holders of Preferred Units and Common Units in accordance with Section 7.1(c) (the "Final Distribution").


ARTICLE 11
CONFIDENTIALITY


11.1   Confidentiality. Each Member shall keep confidential and shall not, without prior written consent of the Board, disclose any information with respect to the Company or its Affiliates or use any such information other than for a Company purpose or a purpose reasonably related to protecting such Member's interest in the Company. However, a Member may disclose any such information (a) as has become generally available to the public other than as a result of the breach of this Section 11.1 by such Member or any agent or Affiliate of Member, (b) as may be required to be included in any report, statement or testimony required to be submitted to any municipal, state or national regulatory body having jurisdiction over such Member, (c) as may be required in response to any summons or subpoena or in connection with any litigation or any

25

reasonable inquiry or request for information by a governmental authority, (d) to the extent necessary in order to comply with any law, order, regulation or ruling, or request of any court or other governmental authority, (e) to its investment committees, oversight boards, investors, employees and professional advisors (including, but not limited to, such Member's consultants, auditors and counsel), so long as such persons are advised of the confidentiality obligations contained herein, and (f) as may be required in connection with an audit or review by any taxing authority or other governmental authority. Notwithstanding any other provision of this Agreement, the Board shall have the right to keep confidential from all or some of the Members (and specifically from Members who are subject to freedom of information acts, public records laws or similar laws) for such period of time as the Board determines is reasonable (i) any information that the Board reasonably believes to be in the nature of trade secrets and (ii) any other information (A) the disclosure of which the Board in good faith believes is not in the best interest of the Company or could damage the Company or its investments or (B) that the Company is required by law or by agreement with a third Person to keep confidential. The Board may disclose any information concerning the Company or the Members necessary to comply with applicable laws and regulation, including any money laundering or anti-terrorist laws or regulations, and each Member shall provide the Board, promptly upon request, all information that the Board reasonably deems necessary to comply with such laws and regulations.

ARTICLE 12
MISCELLANEOUS

12.1 Amendments. Notwithstanding any provision of this Agreement or the Act, the Board does not have the authority to amend, modify or waive this Agreement except by approval of at least a majority of the Managers and with the consent of the Members by Majority Vote. Notwithstanding the foregoing, this Agreement may not be amended in any manner which would alter or repeal the preferences, special rights or other powers of the Preferred Units held by the holders of Preferred Units in any manner disproportionate to any adverse effect such amendment would have on the rights of the holders of Common Units in respect of such Common Units without the prior written consent of a majority the then outstanding Preferred Units held by the adversely effected series of Preferred Units (it being understood that the issuance of a new series of Preferred Units with rights and preferences senior to the Series A-1 Units, Series A-2 Units, Series A-3 Units, Series A-4 Units and/or Series A-5 Units does not adversely affect the Preferred Units held by the existing Members).

12.2 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be deemed duly given or made (a) when personally delivered to the intended recipient (or an officer of the intended recipient) or sent by telecopy or facsimile followed by the mailing of a confirmation copy as set forth in clause (b) or (c) below, provided that if notice is delivered or sent after 5:00 p.m. US Eastern Time or on a Saturday, Sunday or legal holiday in jurisdiction to which such notice is sent or delivered, notice shall be effective on the business day after the date such notice is delivered or sent, (b) on the business day after the date sent when sent by a nationally recognized overnight courier service, or (c) four (4) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid if to the Company, to its address and, if to a Member, to the address set forth in the Company's books and records. Any party may change the address to which notices, requests,

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demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

12.3 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes any prior agreement or understanding among the parties hereto with respect to the subject matter hereof.

12.4 Governing Law. This Agreement shall be construed in accordance with and governed by the internal laws of the Commonwealth of Massachusetts without regard to conflicts of laws principles.

12.5 Partnership Representative.

(a) With respect to any applicable tax period during which the Company was classified for federal income tax purposes as a partnership within the meaning of Section 761(a), Karen Cooper shall serve as serve as the "tax matters partner" within the meaning of Section 6231(a)(7) of the Code prior to its amendment by the Revised Partnership Audit Procedures and as the "partnership representative" of the Company for any tax period subject to the provisions of Section 6223 of the Code, as amended by the Revised Partnership Audit Procedures (in each such capacity, the "Tax Matters Representative"), and in such capacity shall represent the Company in any disputes, controversies or proceedings with the Internal Revenue Service or with any state, local, or non-U.S. taxing authority and is hereby authorized to take any and all actions that it is permitted to take by applicable law when acting in that capacity; provided, that the Tax Matters Representative shall provide reasonable notice to the Members of its activities conducted in its capacity as Tax Matters Representative under this Section 12.5(a) and shall include in periodic reports to the Members information it deems appropriate in its discretion to keep the Members informed of the status of the proceedings. The Members acknowledge and agree that it is the intention of the Members to minimize any obligations of the Company to pay taxes and interest in connection with any audit of the Company, including, if the Tax Matters Representative so determines, by means of elections under Section 6226 of the Code and/or the Members filing amended returns under Section 6225(c)(2) of the Code, in each case as amended by the Revised Partnership Audit Procedures. The Members agree to cooperate in good faith, including without limitation by timely providing information requested by the Tax Matters Representative and making elections and filing amended returns requested by the Tax Matters Representative, and by paying any applicable taxes, interest and penalties, to give effect to the preceding sentence. The Company shall make any payments it may be required to make under the Revised Partnership Audit Procedures and, in the Tax Matters Representative's discretion, allocate any such payment among the current or former Members of the Company for the "reviewed year" to which the payment relates in a manner that reflects the current or former Members' respective interests in the Company for that year and any other factors taken into account in determining the amount of the payment. To the extent payments are made by the Company on behalf of or with respect to a current Member in accordance with this Section 12.5(a), such amounts shall be paid by the Member to the Company within thirty (30) days of written notice from the Tax Matters Representative requesting the payment. In addition, if any such payment is made on behalf of or with respect to a former Member, that Member shall pay over to the Company an amount equal to the amount of such payment made on behalf of or with respect to it within thirty (30) days of written notice from the Tax Matters Representative requesting the payment. Any cost or expense incurred by the Tax Matters Representative in connection with its duties, including the preparation for or pursuance of administrative or judicial proceedings, will be paid by the Company. The provisions contained in this Section 12.5(a) shall survive the dissolution of the Company and the withdrawal of any Member or the transfer of any Member's interest in the Company and shall apply to any current or former Member.

(b) The Company shall indemnify and hold harmless the Tax Matters Representative from and against any loss, liability, damage, cost or expense (including reasonable attorneys' fees) sustained or incurred as a result of any act or decision concerning Company tax matters and within the scope of the Tax Matters Representative's responsibilities as the Tax Matters Representative. The Tax Matters Representative shall be entitled to rely on the advice of legal counsel as to the nature and scope of its responsibilities and authority as the Tax Matters Representative, and any act or omission of the Tax Matters Representative pursuant to such advice shall in no event subject the Tax Matters Representative to liability to the Company or any Member.

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